SECURITIES AND EXCHANGE COMMISSION

19005595

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50492

SEC Mail Processing Section
FEB 21 2019
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2717 W. Coast Highway
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard H Lemmon 949-574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard H Lemmon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On January 24, 2019 before me, Natalie Asik, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Richard H. Lemmon
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NATALIE ASIK
COMMISSION #2183039
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires Feb. 11, 2021

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Port Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Port Securities, Inc. as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Port Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Port Securities, Inc. 's management. My responsibility is to express an opinion on Port Securities, Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Port Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Port Securities, Inc.'s auditor since 2018.
Tarzana, California
January 24, 2019

Port Securities, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash		$ 107,024
Clearing deposit		50,176
Commissions receivable		13,315
Prepaid expenses		5,979
Furniture and equipment net of accumulated depreciation of $7,090		-
Total Assets		**$ 176,494**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 7,564
Total Liabilities		7,564
Stockholder's Equity		
Common stock (1,500 shares authorized, 51 shares issued and outstanding, no par value)	$ -	
Paid-in capital	28,500	
Retained Earnings	140,430	
Total Stockholder's Equity		168,930
Total Liabilities and Stockholder's Equity		**$ 176,494**

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Income
For The Year Ended December 31, 2018

Revenue		
Commissions	$	308,751
Revenue Investment Company Shares		94,795
Insurance		5,785
Interest		2,015
12b1 Fees		61,465
Other income		4,446
Total Revenue		477,257
Operating Expenses		
Auto		10,695
Clearing charges		70,969
Commissions		222,889
Data and communications		6,284
Insurance		1,558
Office expense		3,539
Professional services		8,610
Regulatory fees		6,163
Rent		11,867
Retirement Benefits		7,500
Salaries, wages and related expenses		32,449
Telephone		4,199
Travel and entertainment		42,177
All others		3,379
Total Operating Expenses		432,278
Income before tax provision		44,979
Income tax provision		800
Net Income	**$**	**44,179**

Port Securities, Inc.
Statement of Changes In Stockholder's Equity
For The Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2017	51	$ -	$ 28,500	$ 151,251	$ 179,751
Net Income				44,179	44,179
Distributions				(55,000)	(55,000)
Balance December 31, 2018	**51**	**$ -**	**$ 28,500**	**$ 140,430**	**$ 168,930**

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Cash Flow
For The Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	44,179
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in Clearing Deposit		(1,387)
(Increase) decrease in Commission receivable		14,201
(Increase) decrease in prepaid expenses		(1,226)
Increase (decrease) in accounts payable		(25,166)
Net cash flows from operating activities		30,601
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Distributions		(55,000)
Net cash flows used in financing activities		(55,000)
Net decrease in cash		(24,399)
Cash at beginning of year		131,423
Cash at December 31, 2018	**$**	**107,024**

Supplemental Information		
Interest paid	$	-
Income taxes paid	$	1,638

Note 1 – Organization and Nature of Business

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 4 – Changes in Accounting Policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 5 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 6 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 13,315	$ 0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $162,951 which was $157,951 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

Note 9 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2018, the Company recorded franchise tax of $800.

Note 10 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Pension Plan

The Company's current pension plan is a SEP ("simplified employee pension plan") covering all employees with twelve (12) months service. The plan provides for annual contributions equal to 25% of compensation paid to eligible employees. For the year ended December 31, 2018, the pension expense was $7,500.

Note 13 – Operating Lease

The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2018 was $11,867.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 24, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Port Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 168,930
Nonallowable assets	
Prepaid expenses	(5,979)
Net Capital	162,951
Computation of Net Captial Requirements	
Minimum net aggregate indebtedness	
6-2/3 % of net aggregate indebtedness	504
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	157,951
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	162,195
Computation of Aggregate Indebtedness	
Total liabilities	7,564
Aggregate Indebtedness to net capital	0.05

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 163,211
Variance	1
Income Tax Accrual	(261)
Net Capital per Audited Report	$ 162,951

Port Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Port Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

PORT SECURITIES, INC.

Member FINRA/SIPC

January 24, 2019

Brian Anson, CPA
18401 Burbank Blvd., Suite 120
Tarzana, CA 91356

RE: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr Anson:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Port Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2018 to December 31, 2018.

Sincerely,

Richard H Lemmon Jr.

President

2717 W. Coast Hwy. • Newport Beach, CA 92663 • (949) 574-9286 • (800) 417-7381 • FAX (949) 574-0565

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Port Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Port Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Port Securities, Inc., stated that Port Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Port Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Port Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 24, 2019